June 28, 2007

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street, NE - Mail Stop 3561
Washington, D.C. 20549
Attn: Mr. Duc Dang

Re:	Healthcare Acquisition Corp. Preliminary Proxy Statement on Schedule 14A
Filed on February 9, 2007 as subsequently amended by
Amendment No.1 to Preliminary Proxy Statement on Schedule 14A
Filed April 20, 2007; and
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed June 8, 2007
File No. 001-32587

Ladies and Gentlemen:

On behalf of Healthcare Acquisition Corp. (the “Company” or “HAQ”), we are electronically transmitting hereunder Amendment No. 3 (“Amendment No. 3”) to the Preliminary Proxy Statement (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2007 and subsequently amended by filing of Amendment No. 1 filed on April 20, 2007 (“Amendment No. 1”) and Amendment No. 2 filed on June 8, 2007 (“Amendment No. 2”) together with this letter which responds to the Staff’s comments to Amendment No. 2 set forth in a letter from John Reynolds, Assistant Director, dated June 26, 2007 addressed to John Pappajohn, Chairman of the Board of the Company. Marked courtesy copies of this filing are being sent via overnight courier to Messrs. John Reynolds, Duc Dang and David Walz.

We are authorized by the Company to provide the responses contained in this letter on behalf of the Company. In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response. .

As we have indicated in our telephone conversations with the Staff, we appreciate any assistance that the Staff can provide to complete this review. As we have previously advised, HAQ must complete the acquisition before August 3, 2007 or it will be required to liquidate. As a result, HAQ needs to be in a position to mail the Proxy Statement no later than July 9th to allow sufficient time for solicitation. As a consequence, in accordance with Rule 14a-6(d) of the Securities Exchange Act of 1934, as amended, we have indicated, and hereby advise the Staff, that the Company intends to mail on July 9, 2007.

Interests of HAQ Directors and Officers in the Merger, page 20

1.	Please revise to clarify why the disclosure in the table of this subsection does not include the securities purchased in open market transactions.

HAQ did not include disclosure in this table of the securities purchased in the open market transactions because this table is meant to illustrate the unrealized profits with respect to the securities held by HAQ’s officers and directors which, if the merger is not consummated, will be worthless. The securities purchased in the open market transactions under the 10b-5 plans may be sold in the open market and, if the merger is not consummated, will participate in the liquidation of the trust. The Proxy Statement has been revised at page 21 to clarify this point in accordance with Staff's comment.

Risk Factors, page 32

The Board of Directors of HAQ did not obtain any fairness opinion …, page 32

2.
We note the disclosure in this risk factor that "[c]urrent HAQ stockholders and prospective investors must rely on their own business and investment background, and their own investigation of PharmAthene ....” Please advise us of the basis for disclosing that your shareholders have to make their own investigation of PharmAthene. Clarify if you have provided all the material information needed for shareholders to make an informed decision.

We have revised the Proxy Statement to remove the above-referenced disclosure. We have also included a statement that HAQ has provided in the Proxy Statement all material information. The revised disclosure appears on page 32 of the Proxy Statement.

A stockholder may make a claim …, page 32

3.
We note your response to comment 12 of our letter dated June 1, 2007. We continue to note that the specific language that your board “did not determine a specific valuation of PharmAthene at the time it entered into the merger agreement" was removed in your first amendment. Please revise the subheading of this risk factor to highlight that you "did not determine a specific valuation of PharmAthene at the time it entered into the merger agreement.”

We have revised the subheading of this risk factor to highlight the fact that HAQ’s Board did not determine a specific valuation at that time. The revised disclosure appears on page 32 of the Proxy Statement.

Failure to consummate the Merger could negatively impact the market price …, page 32

4.
We note in the last bullet point in this risk factor that “charges will be made against earnings for this transaction-related expenses, which could be higher than expected.” Please revise to elaborate in this bullet point or later in the document. Clarify if these expenses were subject to the waivers discussed in your public offering prospectus. Also quantify the expenses so that investors can understand the magnitude of the risk.

We have revised the Proxy Statement to remove that bullet point and expand upon the disclosure to clarify and disclose that those expenses have not been waived and to quantify the liabilities which have not been waived, in consistent with prior disclosure elsewhere in the proxy statement. In fact the bullet point is not actually relevant to the risk factor because if we fail to consummate the merger we will liquidate and there will be no charges against earnings. The revised disclosure appears on page 32 of the Proxy Statement.

Background of the Merger, page 57

5.
We note your response to comment 16 of our letter dated June 1, 2007. We also note the disclosure of the range in value of SIGA’s shares from $118.7 to $162.5 million. Considering the termination by SIGA of the merger agreement occurred as it was receiving progressively positive news regarding the advancement of its smallpox drug, it would appear that the price increase in SIGA’s shares was also result of such positive news. As such, it appears appropriate to disclose the value of the merger consideration only on the date the merger agreement was originally signed. Please revise to just disclose the value of the prior merger consideration on the date of the execution of the merger agreement or advise.

We have revised the Proxy Statement to disclose the value of the merger consideration on the date the SIGA merger agreement was signed and to remove the range of values. The revised disclosure appears on page 60 of the Proxy Statement.

HAQ’s Reasons for the Merger and Recommendation of the HAQ Board, page 66

6.
We note your response to comment 18 of our letter dated June 1, 2007. We also note disclosure on page 61 and page 67 that you used projections of revenue provided by the target. You disclose on page 61 that you did not assign a specific weight to them, however, you based your analysis on those projections. Please revise your disclosure to balance the noted disclosure that you did not assign a specific weight to them to highlight the fact that you used those projections in your valuation which lead to your determination to recommend the transaction to shareholders.

We have revised the Proxy Statement to highlight the fact that HAQ in fact relied upon those projections in the overall analysis which lead to the determination to recommend the transaction to shareholders, without necessarily assigning any specific weight to them in its analysis. The revised disclosure appears on page 61 of the Proxy Statement.

7.
We note the revenue projections for 2008 and 2009 of $67.S and $168.8 million, respectively. Please revise to clarify if this means you expect to have commercially viable products by 2008. If not, please clarify what type of revenues the projections encompass. As a general matter, please revise to disclose the reasonable basis for the projections. Please refer to Item 10(b) of Regulation S-K.

Considering the projections were provided by PharmAthene management and the MD&A disclosure is management's forward looking prospective of the target, please revise your MD&A disclosure of PharmAthene to discuss the progress of the target going forward pertaining to the development of the two drugs and the eventual commercial sales. In that regard, please clarify how management's forward looking prospective relates to its projections.

We have revised the disclosure to indicate that PharmAthene currently estimates that it will not have an FDA approved product until at least 2012. As such, PharmAthene’s revenue projections for the years 2008 and 2009 contemplate that a commercially saleable product will not have received FDA approval at those times. The applicable sections have been revised to (i) provide additional information that established the reasonable basis for the projections and (ii) conform to Item 10 of Regulation S-K. We also revised the disclosure to clarify how PharmAthene derived its projections for 2008 and 2009. The revised disclosure appears on page 68 of the Proxy Statement. The MD&A has also been conformed at page 101 of the proxy statement.

8.
We note that you also used revenue projections for the “comparable companies” obtained from “equity research analyst reports.” Please revise to discuss the reason you had to use revenue projections instead of actual revenues for the comparable companies. Did those companies have no sales revenues also? Also, please revise to clarify if the projections provided by the target are comparable to the projections in the “equity research analyst reports.”

In response to the Staff’s comment, we have revised the Proxy Statement to discuss why HAQ’s management used revenue projections rather than actual revenues for the comparable companies. In addition, we have revised the disclosure to clarify that the projections were prepared using similar methods and criteria as considered by research analysts in reviewing and providing revenue estimates for the peer group companies. The revised disclosure appears on page 66 of the Proxy Statement.

9.
Since you disclose the companies listed on page 67 as comparable, please revise to clarify if all of them have only products that are not yet on the market. Clarify the number of products those companies develop and sell. If known, discuss the stage at which the companies are at in their FDA approval process and compare it with your drugs.

In response to the Staff’s comment, we have revised the Proxy Statement to clarify that two of the five peer companies have product revenues and have inserted a chart which sets forth the development of relevant products for each company and a comparison thereof to PharmAthene’s products. The revised disclosure appears on page 66 of the Proxy Statement.

10.
In your “multiple analysis,” we note that your calculation was based on the “enterprise value for HAQ on a post merger basis assuming various HAQ stock prices.” (Emphasis added.) It is not clear how it is appropriate and consistent with your public offering prospectus to use a “post merger basis” in your valuations. Please revise to clarify. Please note that a post merger basis appears to imply that the funds in the trust are taken into account when determining the value, which does not appear consistent with the disclosure in your prospectus.

In response to the Staff’s comment, we have revised the section in the Proxy Statement to clarify that the multiple analysis was simply an analysis conducted by management to "check" the other analysis conducted and to present to the Board certain hypothetical information. It was not necessarily the analysis used to establish the valuation, rather to provide additional background and confirmatory information to the Board. The revised disclosure appears on page 68 of the Proxy Statement.

11.
We note that the “multiple analysis” requires assumed share prices. Please revise to provide the basis for the assumed prices. It is not clear how an analysis that uses assumed stock prices is relevant to an investor’s evaluation of their vote, since the share price ultimately determines the value. Please clarify.

In response to the Staff’s comment, we have revised the Proxy Statement to remove the table setting forth the multiple price analysis to avoid providing additional information that might not be relevant to an investor's evaluation of their vote.

12.
We note your response to comment 39 and the disclosure in the first bullet point on page 69 that the “historical investments by recognized venture capital investors” is a factor you considered in making the decision to enter into the merger agreement and recommend a vote “for” the merger. Please revise to clearly disclose what these investments were and clarify how they are relevant. You refer to the investors’ valuations. Please revise to elaborate on their valuation as you convey their relevance to shareholders here. Also, please revise to clarify how the valuations by private investors would also take into account the fact that they are able to place members on the board of directors.

In response to the Staff’s comment, we have revised the Proxy Statement to clearly disclose what these investments were and clarify how they are relevant. Additional information has also been provided to clarify how the valuations by private investors would also take into account the fact that they are able to place members on the board of directors. The revised disclosure appears on page 69 of the Proxy Statement.

13.
We note the disclosure in the last paragraph on page 69 that the target is a “leading company” based on it having “possible” products. Please tell us the basis for the disclosure that the target company is a leading company based on possible products. Also, you disclose that the two contracts are the basis for describing the company as a leading company. Please tell us why it is appropriate to base such promotional disclosure on contracts that are not fully funded.

In response to the Staff’s comment, we have revised the Proxy Statement to remove the reference to PharmAthene being a “leading company”. The revised disclosure appears on page 69 of the Proxy Statement.

14.
Please revise to elaborate on the negative factors disclosed on page 70. For instance, please quantify the “significant amount of capital needed to be competitive” and the liabilities of the target that will be assumed. Also, please compare the targets assets to its liabilities.

In response to Staff’s comments, we have expanded the discussion of several of the negative factors. The revised disclosure appears on page 70 of the Proxy Statement.

Management’s Discussion and Analysis, page 101

15.
We note the additional disclosure in response to comment 50 that you did not receive any of the funds awarded to Medarex. In the subsection captioned “future cash needs,” please revise to discuss how the target will be able to fund your development of both Valortim and Protexia. We note the revised disclosure throughout this document that the contract with the DoD was for $35 million. Please revise to discuss the timeline and how the $35 million will be earned considering Protexia has not yet been approved and is still in development.

In response to the Staff’s comment, we have revised the Proxy Statement to discuss how PharmAthene expects to fund its development of its products and to discuss the development timeline and how the funds are disbursed under the contract. The revised disclosure appears on page 108 of the Proxy Statement.

Information About PharmAthene, page 111

16.
We note your response to comment 49 of our letter dated. June 1, 2007 that the agreement you have in place with Medarex is confidential. We also note that you only have two drugs in production and one of them is in partnership with Medarex. As such, it appears that the terms of the target’s relationship with Medarex are material to investors’ understanding of your business going forward. Also, upon consummation of the merger, material contacts will be filed with the Commission. Because of the material nature of this relationship, please advise us of the basis for not disclosing the material terms here.

PharmAthene’s collaboration agreement with Medarex, Inc. includes restrictions against disclosure of the terms of the agreement. We have prepared more detailed disclosure in response to the Staff’s comment and we have forwarded the information to Medarex for its consent. We expect to provide the more detailed disclosure in the definitive proxy statement. We will forward to the Staff supplementally such revised language within a few days of this letter.

Beneficial ownership following the merger, page 153

17.	Please revise to identify the natural person that is considered the beneficial holder of the securities held by QVT Financial LP.

We have revised to identify the natural persons that may be considered the beneficial holders of the securities held by QVT Financial LP. Please see pages 18, 56, 153 and 155.

If you have any questions, please contact the undersigned at 212-370-1300, or Matthew P. Kinley, the Company’s President, at 515-244-5746.

Very truly yours,

ELLENOFF GROSSMAN & SCHOLE LLP.

By:	Brian C. Daughney
Brian C. Daughney

cc:	Duc Dang
David Link
John Pappajohn
Matthew P. Kinley
Jeffrey Baumel, Esq.